UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  ) 1

Crystal Rock Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number)

AB Value Management LLC

Attn: Andrew Berger

92 West Main Street

Freehold, NJ 07728

(732) 701-7008

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP NO. 22940F103

1	NAME OF REPORTING PERSON AB Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 400,819
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 400,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.87%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22940F103

1	NAME OF REPORTING PERSON AB Value Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,340,787*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,340,787*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.27%
14	TYPE OF REPORTING PERSON CO

* Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP NO. 22940F103

1	NAME OF REPORTING PERSON Hamilton Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,726
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,726
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON PN

* Andrew Berger is the Beneficial Owner of shares held by Hamilton Partners.

CUSIP NO. 22940F103

1	NAME OF REPORTING PERSON Andrew Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1
	8	SHARED VOTING POWER 1,351,514*
	9	SOLE DISPOSITIVE POWER 1
	10	SHARED DISPOSITIVE POWER 1,351,514*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%
14	TYPE OF REPORTING PERSON IN

* Consists of the Shares owned directly by AB Value Partners, Hamilton Partners and the Managed Account.

CUSIP NO. 22940F103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

 Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Crystal Rock Holdings, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1050 Buckingham St., Watertown, CT  06795.

 Item 2.  Identity and Background.

(a)           This statement is filed by:

(i)	AB Value Partners, LP, a New Jersey limited partnership (“AB Value Partners”);
(ii)	AB Value Management LLC, a Delaware limited liability company (“AB Value Management”), who manages each of AB Value Partners and a Managed Account;
(iii)	Hamilton Partners, a New Jersey limited partnership (“Hamilton Partners”);and
(iv)	Andrew Berger (“Mr. Berger”), who serves as the managing member of AB Value Management and the manager of Hamilton Partners.

            Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The addresses of the principal offices of each of the Reporting Persons are as follows: 92 West Main Street, Freehold, New Jersey 07728.

(c)           The principal business of AB Value Partners and Hamilton Partners is investing in securities.  The principal business of AB Value Management is to manage AB Value Partners.  The principal occupation of Mr. Berger is serving as the managing member of AB Value Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            AB Value Management is organized under the laws of the State of Delaware.   AB Value Partners and Hamilton Partners are organized under the laws of the State of New Jersey.  Mr. Berger is a citizen of the United States of America.

CUSIP NO. 22940F103

 Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,351,514  Shares beneficially owned by the AB Value Partners, AB Value Management, Hamilton Partners and Mr. Berger is approximately $1,176,400, including brokerage commissions.  The Shares beneficially owned by AB Value Partners, AB Value Management, and Hamilton Partners were acquired with working capital. The Shares directly owned by Mr. Berger were acquired with personal funds.

AB Value Partners, AB Value Management, and Hamilton Partners effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

 Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management and the board of directors of the Issuer concerning the business, operations and future plans of the Issuer.   Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing or proposing to purchase additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,388,681Shares outstanding as of March 9, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 16, 2012.

CUSIP NO. 22940F103

As of the close of business on March 13, 2012, AB Value Partners directly owned 400,819 Shares, constituting approximately 1.87% of the Shares outstanding.  By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners.

As of the close of business on March 13, 2012, AB Value Management had caused the Managed Account to directly own 939,968  Shares, constituting approximately 4.39% of the Shares outstanding.  By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Management and the Managed Account.

As of the close of business on March 13, 2012, Hamilton Partners directly owned 10,726 Shares, constituting approximately 0.05% of the Shares outstanding.  By virtue of their relationships with Hamilton Partners discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the Shares owned by Hamilton Partners.

As of the close of business on March 13, 2012, Mr. Berger directly owned 1 share, constituting less than 0.01% of the Shares outstanding.

(b)          Each of the AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management. Each of Hamilton Partners and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by Hamilton Partners.

(c)          Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

                                (e)          Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not beneficially owned by such Reporting Person.

 Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 23, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

 Item 7.  Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among AB Value Partners LP, AB Value Management LLC, Hamilton Partners, and Andrew Berger, dated March 23, 2012.

CUSIP NO. 22940F103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2012

AB Value Partners, L.P.

By:	AB Value Management LLC General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

Hamilton Partners

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name: Andrew Berger

CUSIP NO. 22940F103

SCHEDULE A

Transactions in the Shares During the Past 60 Days

AB Value Partners, LP

Date of Purchase	Price Per Share	Net Shares of Common Stock Purchased

01/23/2012	0.8546	4,000
01/27/2012	0.8240	857
01/30/2012	0.8011	9,965
01/31/2012	0.8234	3,360
02/02/2012	0.8194	640
02/03/2012	0.8628	9,704
02/06/2012	0.8766	5,452
02/07/2012	0.8524	1,520
02/08/2012	0.8607	1,374
02/10/2012	0.8305	1,468
02/13/2012	0.8502	780
02/22/2012	0.8396	4,200
02/23/2012	0.8400	52
02/28/2012	0.8956	13,660
03/01/2012	0.9064	864
03/02/2012	0.9362	7,480
03/06/2012	0.9097	275
03/09/2012	1.0283	3,124
03/12/2012	1.1075	(800)
03/13/2012	1.0964	110,399

CUSIP NO. 22940F103

AB Value Management LLC

Date of Purchase	Price Per Share	Net Shares of Common Stock Purchased

01/23/2012	0.8539	6,000
01/30/2012	0.8011	14,948
01/31/2012	0.8234	5,040
02/01/2012	0.8100	600
02/02/2012	0.8194	960
02/03/2012	0.8628	14,556
02/06/2012	0.8766	8,178
02/07/2012	0.8524	2,280
02/08/2012	0.8607	2,062
02/10/2012	0.8305	2,202
02/13/2012	0.8502	1,170
02/15/2012	0.8200	300
02/16/2012	0.8200	300
02/22/2012	0.8396	6,300
02/28/2012	0.8956	20,491
03/01/2012	0.9064	1,296
03/02/2012	0.9362	11,220
03/06/2012	0.9097	825
03/09/2012	1.0283	9,372
03/12/2012	1.1075	2,400
03/13/2012	1.0964	331,198

Hamilton Partners

None

Andrew Berger

None